EXHIBIT 99.1

Top Ships Announces Management Estimate of Net Asset Value at $289 Million

ATHENS, Greece, March 10, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that after taking into account the most recent charter free vessel value estimates from a third party international broker, debt outstanding and cash, management estimates the Company’s net asset value (“NAV”) as of December 31, 2025 to be $289 million (including the Company’s 50% Joint Venture vessel’s values, debt and cash). This translates into a NAV of $58.81 per common share (based on number of common shares currently outstanding) and $45.13 per common share on a fully diluted basis (assuming exercise of all the 1,488,478 outstanding warrants).

The Company’s CEO said:

“As per the latest market close, we are trading at a 91.2% discount to the Company’s current estimate of the fully-diluted NAV of the Company. The company’s fleet has an average age of about 4.8 years, consisting of state-of-the-art vessels equipped with the latest eco-friendly and fuel-efficient specifications and features. Our time charters with high quality customers have been generating positive cashflow and income and we expect that they will continue the same way, since our earliest time charter expires in Q1 2028 and the longest one expires in Q3 2031.”

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the Company’s future operational performance and the trading of the Company’s shares.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org